   Exhibit 99.5

Earnings Call

Infosys Earnings Call Q4 & FY21 April 14, 2021

CORPORATE PARTICIPANTS:

Salil Parekh

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer and Whole-time Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

anaLysts and INVESTORS

Ankur Rudra

JP Morgan

Divya Nagarajan

UBS

Moshe Katri

Wedbush Securities

Apurva Prasad

HDFC Securities

Pankaj Kapoor

CLSA

James Friedman

Susquehanna

Sudheer Guntupalli

ICICI Securities

Sandeep Shah

Equirus Securities

Rishit Parikh

Nomura

Ashwin Mehta

Ambit Capital

Mukul Garg

Motilal Oswal

Ritesh Rathod

Nippon India Mutual Fund

Moderator

Ladies and gentlemen, good day and welcome to the Infosys earnings conference call. As a reminder, all participant lines will be in the listen-only mode, and there will an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing “*” then “0” on your touchtone phone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you and over to you Sir!

Sandeep Mahindroo

Thanks Margaret. Hello everyone and welcome to Infosys earnings call to discuss Q4 & FY21 Earnings Release. I am Sandeep from the IR team in Bengaluru. Joining us today on this call is CEO and MD, Mr. Salil Parekh; COO, Mr. Pravin Rao; CFO, Mr. Nilanjan Roy; along with other members of the senior management team. We will start the call with some color on the performance of the company by Salil, Pravin and Nilanjan, before we open the call for Q&A.

Please note that anything that we say, which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. Thank you for joining us for this session. I trust you and your families are well and safe.

We have had an exceptional year and an exceptional quarter. Our YoY constant currency growth was at 9.6% for Q4. Our volume growth for Q4 was at 4.6% QoQ, reflecting accelerating momentum in the business. Revenue growth was at 2% in constant currency QoQ with one-point higher offshore effort mix, lower contribution from third-party deals and a typical weak seasonality in Q4.

For the full year, our growth in constant currency was at 5%. Our Digital business grew by 34% YoY in Q4 representing 51.5% of the overall business.

Our large deal wins were at $14 bn for the full year, a growth of 57% from the previous year, and were $2.1 bn for Q4. Our net new percentage for FY21 was at 66%, helping us set-up a strong growth in FY22.

With these exceptional results, we had industry leading growth in FY21. We continue to gain market share. I am grateful for the trust our clients have in Infosys as we partner with them for their digital transformation programs.

Our growth was broad-based with several of our industry segments showing strong growth YoY, and stemming from our market leading capabilities in digital, cloud, cybersecurity and in data and analytics. This is what allows us to be the most critical partner for our client’s digital transformation programs.

Our operating margins for FY21 improved by 320 basis points to reach 24.5% for the full year. It was also at 24.5% for Q4.

Our free cash flow was close to $3 bn and 39% larger than in the previous financial year. Our cash and equivalents on balance sheet were at $5.3 bn at the end of the financial year.

I am extremely proud of our employees and their enormous commitment especially during this past year but in general across the years. We will launch a second compensation review in a phased manner starting in July 2021.

Our employees and our entire leadership team work cohesively and for the benefit of our clients. This approach of One Infosys has really enabled the company to have a successful financial year ’21.

Looking ahead we see continued strong demand from our clients especially in digital, cloud and in data and we have a strong foundation of our large deal success in FY21. Hence, our constant currency year revenue guidance for FY22 is growth between 12% and 14%.

For operating margin, our superior margin performance in FY21 was in part because of improvement in our strategic cost levers and in part because of cost avoidance and deferment. With normalcy returning gradually across the world, we anticipate some of the costs to return. With that our guidance for operating margin for FY22 is between 22% and 24%.

In keeping with our capital allocation policy, we propose to increase the total dividend per share by 54% over the previous financial year for a full year dividend at Rs.27.

In addition, we propose a buyback of equity shares up to an amount of Rs.9,200 Crores which is approximately $1.2 bn, through the open market method.

With that let me pause and thank you and let me pass it on to Pravin for his update. Pravin over to you!

Pravin Rao

Thank you, Salil. Hello, everyone. Hope you and your family are doing good, safe and healthy.

Growth accelerated further in Q4 with YoY constant currency growth of 9.6%. The growth momentum was strong across various business segments, with three of them- Financial Services, Hi-Tech and Life Sciences reporting double-digit growth. Volume growth was strong despite Q4 traditionally being a soft quarter.

Most of the critical operating parameters continued to improve during the quarter. Utilization increased further to a new all-time high of 87.7%. Onsite effort mix reduced further to a new low of 24.3%. Subcon costs increased further by 50 bps due to growth acceleration and high utilization.

We won 23 large deals in Q4, totaling $2.1 bn - 6 each were in Financial Services and Retail, 3 in Life Sciences and 2 deals each in Communications, Manufacturing, Energy Utilities Resources & Services and Hi-Tech segments. Region-wise- 16 were from Americas, 6 were from Europe and 1 from rest of the world.

The share of new deals in Q4 was a healthy 52%. For FY21, the large deal TCV crossed $14 bn. The share of new deals within this $14 bn was $9.4 bn, higher than TCV of all large deals signed in FY20.

Client metrics remained robust with $100 mn client count increasing to 32, an increase of 4 YoY. We added 130 new clients in the last quarter.

The net employee addition during the quarter was over 10,300 and share of women employees increased to 38.6%. Voluntary attrition for IT services calculated on annualized basis increased to 15.2% as demand for talent increased.

We have implemented salary increase effective January 1, 2021, and as mentioned by Salil already, the next cycle will kick off in a phased manner with the start date of July 2021 for a majority of our employees.

Moving to business segments:

Financial Services continued to report industry-leading performance with growth momentum improving further. In the last few quarters, we have seen a strong demand uptick in areas that banks have had to significantly invest in post-COVID, such as customer experience transformation, front to back digitization, mortgages transformation, call center technology and operations, lending services as well as higher investments in large end-to-end digital transformation programs. In FY21, we have won 25 large deals from this segment, including 6 in Q4, which provides a solid base for growth in the coming year.

Sequential improvement continued in the retail segment, along with improvement in deal activity. While many of the sub-segments in retail remain challenged, we see opportunities in areas like infra and apps modernization, adoption of microservices architecture, cloud strategy and workload migration and cybersecurity. Given the pace of recovery since second quarter of FY21 and net new large deal wins in second half of FY21, we remain optimistic about this sector as we look ahead into FY22.

The communications segment weakened marginally in the last quarter. However, with the deal wins, we expect the performance to improve in the coming quarters. Digital-led transformation, consolidation, 5G, edge computing, cybersecurity, next-gen technologies like AI, IoT will be the disrupting themes in CMT.

Energy, Utility, Resources and Services vertical remained soft for most of FY21 due to constraints felt in the oil and gas, travel and hospitality and resources sectors. However, we see signs of stability returning to various subsegments given some of the recent large deal wins and quality new account openings. We see opportunities in the areas of cost takeout, vendor consolidation, cloud led transformation and asset monetization, smart grid initiatives and uberization of services. We have a strong deal pipeline despite pressure on discretionary budgets in some of the impacted customer industries.

Manufacturing was one of the most adversely impacted sectors because of COVID. While automotive and industrial segments are emerging strongly as the economies open up, aerospace sector will take few quarters to get back to previous capacity. We have seen a significant traction and momentum, as evidenced by the new wins throughout the year, including the largest-ever deal in Infosys’ history signed in Q3. We are very positive on the sector on the back of strong relationships built during the pandemic and continued net new wins throughout the year. Even as the effects of pandemic continue and as companies emerge from crisis, our pipeline in the sector is strong and we are confident of gaining market share.

Infosys BPM has grown at double-digit rates with clients investing significantly in digital transformation to enhance efficiency, effectiveness, and experience in business processes within their enterprise and global shared services environment. A lot of this growth is driven through combined IT plus BPM deals, captive carve-outs, vendor consolidation and managed services.

The digital portfolio contribution to overall revenue increased further to 51.5% in Q4 with robust growth of 34.4% YoY in constant currency terms. In FY21, digital revenues have grown by 29.4% in constant currency terms.

We continue to expand these digital capabilities, especially with Infosys Cobalt cloud portfolio. In the last quarter, we announced the partnership with LivePerson for Conversational AI to help brands manage AI-powered conversation with consumers and employees. We also launched Infosys Cortex, AI-first, cloud-first customer engagement platform and applied AI cloud built on NVIDIA DGX A100 systems. We completed a definitive agreement to purchase assets and onboard employees of Carter Digital, one of Australia’s leading and award-winning experience design agencies.

In Q4, Infosys was ranked as leader in 9 services-related capabilities across digital pentagon areas by industry analysts.

With that, I hand over to Nilanjan.

Nilanjan Roy

Thanks, Pravin. Good evening, good morning and thank you everyone for joining the call.

We entered FY21 with three focus areas – operational agility, liquidity and cash management and cost takeouts. We maintained razor-sharp focus on each of these areas throughout the year and our FY21 results are a testimony to that.

We closed the year with 5% revenue growth in constant currency terms and 24.5% operating margin. This was backed by largest-ever deal closures of $14.1 bn, a growth of 57% YoY, 29.4% growth in digital revenues, improved operating parameters with both utilization and offshore effort mix at all-time highs of 84.7% and 74.2% respectively.

Operating margins for FY21 increased by 3.2% over FY20. As mentioned earlier, this was due to a combination of factors comprising of strategic cost levers, cost deferrals and other cost benefits, some of which are expected to normalize ahead.

Record free cash flows for FY21 of approximately $3 bn, an increase of 38% over FY20, were driven by strong focus on DSO and capex optimization. DSO for the year was 71 days. We had a specific focus on capex reduction during the year. Although there was some increased technology-related capex largely to support remote working, we continued to optimize on capex related to physical infrastructure creation. Capex for FY21 reduced to $285 mn compared to $465 mn last year, despite the higher technology-enabled spend. Consequently, FCF conversion as a percentage of net profits was 113.4% for FY21 compared to 91.8% in FY20.

FY21 EPS grew by 12.5% in dollar terms and 17% in INR on a YoY basis, driven by strong top line and margin expansions. Return on equity for FY21 improved by 1.6% to 27.4% over the last year.

Coming to Q4 performance, we saw another quarter of revenue acceleration with growth accelerating to 9.6% YoY in constant currency terms.

After absorbing the effects of salary increase across job levels, operating margins in Q4 stood at 24.5% versus 21.1% in Q4 FY20, an expansion of 3.4%. This compares to operating margins of 25.4% in Q3. The sequential margin movement is primarily due to a 1.3% impact due to the compensation increases rolled out effective January 1, a 0.3% impact due to increase in G&A costs, partially offset by lower leave costs, improved operating parameters and cost optimization and other one-offs.

Our balance sheet continues to remain strong, liquid and debt-free. Cash and cash equivalents increased further to $5.3 bn at the end of FY21. The yield on cash balances continued to decline. The yield was approximately 5.1% in Q4 compared to 6% in Q3. Q4 also marked the 23rd consecutive quarter of positive forex income, despite significant currency volatility across the globe.

As you know, we have been increasingly emphasizing on total shareholder returns (TSR) and increasingly aligning our executive compensation to TSR creation. I am happy to share that TSR for our investors in FY21 was in the top quartile of our peer group and ahead of market indices.

In line with our capital allocation policy of returning 85% of FCF over five years, the Board has recommended the following:

-	a final dividend of Rs.15 per share, which will result in a total dividend of Rs.27 per share for FY21 versus Rs.17.5 per share for FY20. This is a 54% increase in dividend per share for the year.
-	Buyback of equity shares of up to Rs.9,200 Crores through open market route post-approval of shareholders in the AGM.

Final dividend along with share buyback would lead to cash payouts of Rs.15,600 Crores, excluding taxes, in the coming months, another step to demonstrate our commitment of consistent TSR generation for our investors. This would bring total payouts to approximately 83% of our FCF for FY20 and FY21 through dividends and buybacks, compared to the 85% over 5 years that we announced during the rollout of our capital allocation policy in July 2019.

Coming to guidance; with a strong exit momentum and the ramp-up of landmark large deal wins, we have built a solid base for double-digit growth in FY22. We expect FY22 revenues to grow by 12% to 14% in constant currency. Operating margin guidance for FY22 is 22% to 24%, after considering the impact of compensation reviews, transition impact of large deals and partial rebound of costs like travel, etc.

With that, we can open the call for questions.

Moderator

Thank you very much. We will now begin the question-and-answer session. The first question is from the line of Ankur Rudra from JP Morgan. Please go ahead.

Ankur Rudra

Good to see the progressive capital return policy announced. I just wanted to check on your visibility for the year ahead compared to earlier pre-COVID years FY18 and FY19. How is it different compared to that? And are you baking in any level of conservatism perhaps into the range based on supply pressures you alluded to and normalization of signings momentum we have seen earlier in the year?

Salil Parekh

Thanks, Ankur. This is Salil. In terms of what we are seeing in the demand environment, it is one of the strongest demand environments that we have seen for a while. The revenue growth guidance at 12% to 14% gives a clear indication of the comfort we have in the growth outlook.

In terms of supply pressures, yes, there are always supply pressures across the market. But as we had shared earlier, we recruited over 20,000 people from campus in FY21. The plan for FY22 is at about 26,000 today, which could increase, and we have overall capacity with what we see both in college hiring and lateral hiring to fulfill the demand. So, overall, we see it is an extremely strong growth outlook and we feel comfortable at this stage to conclude the fulfillment as required for this demand.

Moderator

Thank you. The next question is from the line of Divya Nagarajan from UBS. Please go ahead.

Divya Nagarajan

Thanks for taking my question and congrats on a good year in a very difficult environment. Two questions from my side. One is, how should we think about normalized growth rates from here on? I know this year you have guided strongly but there are some spikes coming in with some of your large deals, specifically your largest-ever deals. Excluding that it looks like you are looking at much more subdued sequential growth rates compared to what we saw in September and December. So how should we think about that?

Two, in your margin guidance, how should we think about progress? We normally have a pattern to margins where you have wage hikes impacting and then things pick up. How should we think about the seasonality of margins going into this year? And again, specifically Q2 is where I believe your largest deal is also ramping up and you talked about additional wage hikes as well. So, should we expect a slightly different seasonality in Q2? How should we think about that, please?

Salil Parekh

I will start on the first part and Nilanjan will comment on the seasonality on the margins.

In terms of what we are seeing on the pattern or the steady-state growth, today our focus really is on this financial year and the growth guidance of 12% to 14% for this year. We currently see demand in a very good shape. It is of course a function of how that demand plays out. As you pointed out, in the last financial year, we had 5% growth in an extremely difficult year, where we have seen many within the industry shrinking. So, we believe we are gaining market share. We believe we have the industry-leading growth at this stage. With what we have seen in guidance, if the demand environment stays the way it is and there is every indication given the broad economic recoveries in most of the markets that we serve our clients in, we anticipate that this looks like a good demand environment for some time. However, our guidance is only for this financial year.

Nilanjan Roy

Diviya, we do not really give a color on the trajectory of the margin. So, the guard rail for us like we mentioned is between 22% and 24%. We have factored in the second wage hike from July 1, so yes, in Q2, you may see some margin pressure there. Later in the year, there is of course some things like travel, etc., that will open up. But underlying all this, we continue to work on our strategic cost levers in terms of the mix and the pyramid and the automation, and that is an underlying cost neutralization which keeps on happening. So, like I said, 22% to 24% is a comfortable range which we are operating in and have factored in the increase of cost of travel and the wage hike.

Moderator

Thank you. The next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

I have two points related to the quarter and maybe one that is more broad-based. Any specific call-outs on Q4 sequential growth numbers? Obviously, there is a delta here between volume growth that was strong and the actual sequential growth, and you mentioned a 100-basis-points expansion of offshore mix, which probably had some sort of a cannibalizing impact and you also said something about less contribution from third-party deals, maybe you can specify on that. And then, appreciate the fact that quarterly bookings can be lumpy, but from a broad picture perspective, can we get some color on pipeline trends, directionally are we up? I think that could be kind of helpful. Thank you.

Salil Parekh

Sure. Thanks for your questions.

On the Q4, as you pointed out and as shared in the earlier statement, the volume growth was 4.6%, where the revenue growth in constant currency was 2% QoQ. We saw about 1 point increased offshore effort mix as you rightly indicated, that would show up in difference between volume and the actual revenue.

Third-party deals are deals where we work with third-party hardware/software partners and those deals typically have a cycle that we have seen across the quarters in the past year. In Q4, it was somewhat lower than what we had originally anticipated, most of them coming through in Q1. Then, there is typical seasonality that we have seen over the years in Q4 with what we shared, and that came into play a little bit. However, the demand outlook for us remains exceptionally strong. Our large deal wins with 66% net new for the full year last year gave us a very strong base for growth for next year. So, 12% to 14% is a strong guidance for us for growth for the next year.

Moshe Katri

Yes. The second question is more about bookings and I appreciate the fact that these can be lumpy on a quarterly basis. But just to get a grasp, a better feel on bookings, maybe from a pipeline perspective, can we get some color on that. Directionally have you been able to replenish a lot of the pipeline that turn into bookings and are bookings up YoY?~~,~~ Just to get a feel on where we are directionally?

Salil Parekh

On the overall pipeline first, the bookings- we had $2.1 bn of large deals in Q4, which is a strong healthy mix, over 50% net new. Of course, the $7 bn of Q3 was incredible, but that is not a sustainable rate in the way we look at our business. The pipeline is, yes, starting to get replenished quite well after an exceptional set of large deal wins. So, we see the pipeline coming back robustly. We see good demand across different industries, and we feel quite good going into this financial year that both the deals we have closed will support the revenue growth but equally the pipeline will also start to come back and give us good traction with large deal wins in FY22.

Moderator

Thank you. The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

Thanks for taking my question. Salil, just to probe further on the medium-term outlook that you spoke earlier. So, I would imagine improving visibility on medium-term with a greater sense of scope from enterprises as they are accelerating the digitization milestone plus vendor consolidation and improving pipeline that you mentioned. So, what are your thoughts beyond FY22 and your confidence of keeping on to a double-digit type of a trajectory. Also, does the FY22 revenue guidance imply a higher offshore component? So, does it mean better volume growth compared to the 12% to 14%?

Salil Parekh

So, on the multiyear view, the overall theme for us is, we see very strong demand from clients, good traction on the cloud, good traction on data analytics, very good work on AI, automation, and good traction across cybersecurity. So, all the elements in which we built capabilities, we feel comfortable that clients are moving ahead quite aggressively in those areas. We do not however, have guidance or even an outlook at this stage, which is multi-year, as you know. We have the one-year guidance in terms of revenue. But everything we see indicates that the buy-in from the clients is fairly strong. So, it is more a function of the overall macro in terms of GDP, if that holds up multi-year that would still give us a good outlook. But at this stage, we see good demand, good pipeline, good traction, so nothing to change in the way we see the business. Of course, the guidance is only for one year.

Apurva Prasad

The second part to that, is there a higher offshore component built into that guidance for FY22?

Salil Parekh

We do not specify the volume component in the guidance. We do have a view once we complete the year, we will have a look at it. But it is not part of our forward-looking guidance on the revenue, which will be split in terms of the volumes for next year.

Apurva Prasad

All right and just finally, how do you expect the core to deliver which has declined almost double-digit this year, so your views on that?

Salil Parekh

So there what we have seen is, large enterprises are looking at their core space and applying tremendous automation to it and looking for efficiency. Our own approach is to help them achieve that automation, efficiency and benefit, which they are then taking and investing in their digital growth agenda items. We continue to see that sort of movement. Again, we do not have a specific guidance on the evolution of the core for the full year. But that is the broad trend we have seen in the past few quarters and we continue to see that going ahead.

Moderator

Thank you. The next question is from the line of Pankaj Kapoor from CLSA. Please go ahead.

Pankaj Kapoor

Thanks for the opportunity. So, first question, Salil, are you seeing spend coming back on the discretionary longer-term payout kind of deals or projects or do clients continue to spend more on those cost take outs, cost savings, cloud migration kind of a project? The second question is that, how do you see the mix in your pipeline in terms of, say, less than $500 mn and more than $500 mn TCV kind of deals?

Salil Parekh

On the first part, I think there is both types of work that you referenced, the cost-focused work, the efficiency-focused work and the digital transformation type of work that we get from our clients. If you look back in FY21, the work we announced that we are doing with Vanguard, it is a digital transformation that starts from the business, looks at technology and operations. Equally we are doing other programs with other clients, which are more focused on cost takeout and some even on consolidation. So they are quite well represented in what we are seeing in the outlook today.

In terms of the size, we do not specifically comment on the breakup of the pipeline. Having said that, the pipeline, the actual wins last year were quite well distributed, and the pipeline has a similar type of distribution. Of course, as Pravin mentioned, last year we had one specific deal, which was the largest in the history of the company. Those are not deals which happen every now and then. So those are not predictable in that type of a horizon.

Pankaj Kapoor

Nilanjan, do you see any impact of the recent tax changes that are proposed in the US impacting your effective tax rate in the coming years? Thank you.

Nilanjan Roy

Again, these are just proposals and there are some papers out. This has to go through both the houses. There are two things ~~–~~ one is the minimum alternative tax, which is largely for US-based corporations who have international subsidiaries. So that is a different impact and that does not impact us. The other, is the rate increase which they are proposing on corporate tax itself from 21% to 28%. Now having said that, most of our operations are run through US branch, we do not have a US subsidiary through which we run most of operations and therefore increase in any tax rate there, one is, you will get a set off in India from a foreign tax credit partially, and there can be a minor impact if there is any flow through over and above that. But like I said, we run it through a branch structure and therefore the impact will be less.

Moderator

Thank you. The next question is from the line of James Friedman from Susquehanna. Please go ahead.

James Friedman

In your prepared remarks, you had mentioned cost avoidance and deferments as sort of instrumental in 2021 narrative. I was hoping you could elaborate on that. I was not sure if you were referring to the costs within Infosys or on the client-side. Is that what you mean?

Nilanjan Roy

Like we have been saying over the last four quarters, in the calls as well. So last year, as COVID hit, we were very clear looking at the volatility and uncertainty in the economic environment that we had to do certain cost postponements. For instance, salary hikes, which were due earlier last year, were postponed to Q4. We just announced that in the beginning of January, so that was one of them. Even the promotion cycles were delayed in FY21 when we started that only in Q3, similarly things like recruitment, etc. So that was one part of it, and those are the costs which will come back now in FY22. So, the full year impact of the compensation hike of Q4 will be felt in FY22. We have also just announced that we will look at another compensation cycle commencing July 1 that will impact three quarters of FY22. So those are the cost deferrals that I referred to. The other cost reductions like travel, etc., and part of that will start coming back as the world opens probably closer in the second half and travel looks better. Of course, in the first half, we do not see much of change there. So, these are what we call costs coming back and some of the tailwinds in last year becoming headwinds. And underlying that, we have an underlying cost optimization program around the strategic levers of onsite-offshore mix around the pyramid, around automation, we continue to press on every year as well.

Moderator

Thank you. The next question is from the line of Sudheer Guntupalli from ICICI Securities. Please go ahead.

Sudheer Guntupalli

Good evening, gentlemen. Thanks for giving me this opportunity. First question, Nilanjan, between the three options of open market buyback, tender buyback and dividend, if I were a shareholder and of course subject to our individual tax rates, our limited understanding is that the tax transmission loss on open market buyback is higher than in the other two cases, given the applicability of CG. So just curious on the thought process of returning this Rs. 9,200 Crores capital through open market route and instead of tender or dividend route and will this be a recurring mechanism?

Nilanjan Roy

As I said, we are completely guided by our capital allocation policy of returning 85% over the five-year period from FY20 to FY24 and that talks about the progressive dividend policy supplanted by buyback or any special dividends. Consistently the message back from the market and investors have been, they do not prefer one-off special dividends. They would like to see a consistent, progressive dividend policy, underlying dividend policy, and backed by, these one-offs.

So, the Board considered the buyback as the best way to return. Now, versus open market and tender, the reason for them are different. In tender, you are committed to a fixed price, in fact a premium, which you lock onto; whereas in open market you are committed only to a maximum price and you buy over the next few months subject to the maximum. So, the opportunity for EPS accretion, and going by the past buyback we have done, is potentially higher in case of an open market.

As regards to the tax implication, we understand that SEBI has now mandated the stock exchanges to indicate even in an open market the benefit in terms of buyback because the company will pay buyback tax. So, in the hands of shareholders, the SEBI, I believe, has told the stock exchanges to indicate deals where the company is buying back these shares. So that was available in the tender offer previously. I believe SEBI has now rolled it out across. We do not have any notification, but this is an informal understanding.

Sudheer Guntupalli

So, you meant to say, Nilanjan that capital gains will not be taxed in the hands of shareholders?

Nilanjan Roy

That is what we informally understand. We do not have anything in writing. The investors will have to see their individual cases, we cannot comment on that.

Sudheer Guntupalli

A follow-up question is that, tender buybacks have been very effective price signaling mechanisms in case of Infosys itself and some of our competitors earlier. On the other hand, open market buybacks have a typical defensive connotation, where the objective is more price support rather than price signaling. In that defensive context, the maximum buyback price of Rs.1,750 looks very aggressive. So just curious on the thought process of arriving at this Rs.1,750 number, should this be read as a management signal like in a tender buyback? Or are we just looking some extra buffer because markets have been very volatile both sides and this is a long-drawn process of six months?

Nilanjan Roy

So, as you know that this is the maximum price. So unlike in a tender where you give a premium and commit to the premium, this is the maximum price and this gives you a headroom. And since from the date of announcement, there is a process where it will get approved in the shareholder meeting sometime in June and then the open buyback will offer, the runway over this price is over the next maybe seven to eight months, which is much longer. So that is the headroom which we created, and the Board also looked at any possible EPS accretion, etc, while deciding this price.

Moderator

Thank you. The next question is from the line of Sandeep Shah from Equirus Securities. Please go ahead.

Sandeep Shah

Thanks for the opportunity. If we look at the FY21, you guys have set up a large threshold in terms of a mega-deal win. So, do you believe in FY22, looking at the pipeline, you are not actually disappointed in terms of the mega-deal pipeline shaping up as a whole?

Salil Parekh

The pipeline is in a good shape today. The pipeline has been replenished as we have been discussing earlier. We feel quite comfortable that the overall pipeline is in good shape and we will continue to create market share gains by winning a large percentage of the digital transformation programs.

Sandeep Shah

Nilanjan, do you believe, in FY22, the large deal ramp-up cost as a headwind could be higher than FY21 or will be similar and this may not be an incremental headwind to the margin in FY22? Also, a follow-up on attrition. Despite giving a wage hike starting from January, a 500-basis-point increase in the attrition looks higher because seasonality in terms of higher education generally comes in Q1, Q2. So, what has led despite a wage hike with such a high increase in the attrition?

Nilanjan Roy

Quickly on the large deal, I mentioned in my opening commentary, there will be some initial marginal headwind as we ramp up on the large deals in FY22 as well. That is factored into the margin.

Sandeep Shah

But Nilanjan, do you believe that could be incremental versus FY21 or is it almost similar to FY21?

Nilanjan Roy

No, since it is going to impact my margins for next year, on a YoY basis, so in a way it is incremental.

Pravin Rao

On the attrition, there are two factors. One, growth has come back in a big way after the first quarter of the last year. Due to pandemic the growth was subdued. But since then, the growth has picked up not only for us but for competition as well. And second one is, the growth also has happened largely in India, the onsite percentage has decreased dramatically for us. For us, our onsite percentage is 24.3% and it was 27.6% four quarters back. So it is a combination of both. One is, growth itself has picked up, and on top of it, most of the growth volumes are happening in India and consequently there is tremendous demand for talent and that is resulting in higher attrition.

Moderator

Thank you. The next question is from the line of Rishit Parikh from Nomura. Please go ahead.

Rishit Parikh

Just one from my side, obviously offshoring is preferred and has improved significantly over the last year. Do you think this will sustain over a longer-term even after normalcy resumes, and if you could just help us understand the more longer-term impact on revenue growth and margins as a result of this? That is one. Just a second piece as an extension of the earlier question. Corporate tax rate increased in the US from 21% to 28%, do you see any impact on the budget? Or obviously it is a long-time away but if you can provide any early indication and will that hurt budget sentiment in general? Thank you.

Salil Parekh

As you pointed out, we have seen a shift in the onsite-offshore mix, especially in the last year. As Pravin and Nilanjan were sharing, it is a huge shift in the last few quarters. Looking forward, in the medium-term, it is difficult to say, I think there are several factors which will support it because it enables the remote working to be applied in a broader context. But there are other factors where there is a lot of digital transformation work and that we engage from our digital centers, from our digital studios and then our proximity centers that we built in Europe and the US and those have huge amounts of demand as well. So we do not have a sense today what will be this outlook going forward. There are both sides of what this can look like. At this stage, for this financial year, given where the COVID situation is, my sense is, at least in the first few quarters, we will continue to see what we have seen in the last few quarters.

In terms of the client spend, we have not seen any impact at this stage on the client IT spend with respect to the tax change. As Nilanjan was sharing, once the concept becomes converted into whatever regulation that is being put forward, we will see if that affects us. But at this stage, we have not seen any change from clients.

Rishit Parikh

But do you foresee a potential impact or is it still difficult to say given you are in the up-cycle from a technology perspective?

Salil Parekh

We do not have a way of understanding whether there will be impact from that specific point or not. However, the overall theme is very positive in terms of tech spend as we were discussing in response to an earlier question. There is a huge amount of interest from clients on digital transformation and we see that our market share is improving, and we have more and more connects with clients and we are gaining growth momentum on that basis.

Moderator

Thank you. The next question is from the line of Ashwin Mehta from Ambit Capital. Please go ahead.

Ashwin Mehta

Thanks for the opportunity. Just one question. What is the currency assumption that we have taken for our margin guidance?

Nilanjan Roy

We just give an overall margin guidance, we do not really say on how we model the currency. So that is something which we historically do.

Ashwin Mehta

Okay. So, would it be more on a constant currency basis, say compared to last year or how should we think about it?

Nilanjan Roy

This margin is always on a reported basis so, all that is factored into our margin guidance.

Ashwin Mehta

The second question was in terms of attrition. Typically, we have seen historically a bump up in terms of attrition once the salary hikes are rolled out. So, how should we think about the near-term trends in terms of attrition, and in that context, how are we looking at utilizations which are running at historical highs?

Pravin Rao

Given the high demand situation, the attrition will probably be around this level for the next couple of quarters or so. On the utilization side, we are recruiting aggressively. We are also hiring from the campuses and so on. So, as we start getting in such freshers into the mix, the utilization will come down. The current utilization of 87.7% is very high and not what we are comfortable with. But over the quarters, it will trend down, that is our plan.

Moderator

Thank you. The next question is from the line of Mukul Garg from Motilal Oswal. Please go ahead.

Mukul Garg

Nilanjan just wanted to dig in a little bit on the margin guidance for FY22. Besides the impact of wage hike, how should we see the potential shift in subcon expenses? In Q4, it was running at a five-year high level despite continuous increase or shift to offshore and build up locally in US. Will there be a material change in the cost of third-party items for clients in FY22, it was around 3% level in FY21?

Nilanjan Roy

The subcon costs increase is largely coming out of the higher demand environment like Salil said, 4.6% increase in volumes. Unlike in the past, we have seen also a subcon increase more towards offshore because of this higher demand and not that much onsite. Of course, as now recruitment engine kicks in, we get attrition into control, looking at also the wage hikes as we see pairing that down. This, hopefully over the next few quarters, we can start moderating that as well.

In the other part, regarding the third-party costs, I think they are small in the overall mix as well. So really no color on where that will go. It is a very small part of our revenue mix.

Mukul Garg

Salil, qualitatively you have been repeatedly mentioning that the demand environment remains one of the strongest in a while for you. Is it the broader macro environment? Again, I am not asking for a guidance, do you think the opportunity for growth remains as strong as what you are seeing beyond near-term, or do you think scale at some point of time will start becoming a constraint?

Salil Parekh

Again, as we discussed earlier, the guidance is for this financial year, but the demand environment and the technology spend is very strong. Also, a lot of large enterprises are shifting their tech spend to improve connects with their customers, improve their supply chain, improve connects with their employees and so it is becoming, in addition to cost on their P&L and investment as well. That gives us a lot of confidence that the tech spends on digital with large enterprises is looking very robust and all the capabilities we have built over the past several years positions us well to continue to benefit from it. So, overall, my sense is, this is a good environment. We are well positioned in that space and the connect with clients on digital technology spend is in a very good place for Infosys.

Moderator

Thank you. The next question is from the line of Ritesh Rathod from Nippon India Mutual Fund. Please go ahead.

Ritesh Rathod

In the client spend perspective in your key large verticals, are there areas of spend which got cut in pandemic and which has not yet come back which you think can come back in the coming years?

Salil Parekh

As Pravin mentioned earlier, several industries, for example, retail, manufacturing saw some early impact in Q1 last year. Almost every industry in each quarter has improved their positioning and spend. At this stage, most of those are back. We had overall low or minimal exposure in that sense to some of the travel, hospitality areas. So those will probably come back but we do not have exposure in them. From our own industry exposure, most have come back through each quarter of last year.

Pravin Rao

The only thing is, in some subsegments, we continue to see some business, but even in those cases, clients are looking at some kind of spend just from a resiliency perspective and also in terms of coming up with newer ways of engaging with the stakeholders. So even in those cases, spend is coming back. Like for instance, in manufacturing, I talked about the subsegments, it was one of the verticals which was majorly impacted. But in the last couple of quarters, we have seen some spend come back both in industrial and the automotive segment, whereas aerospace segment continues to be distressed. So, our sense is, it might take several quarters before we see normalcy in aerospace. Similarly, in the services side, travel and hospitality will probably take some time with multiple waves of pandemic happening. But even in those cases also, there is some amount of spend coming back as compared with what we saw three-four quarters back.

Ritesh Rathod

Maybe your outlook on pricing, particularly within the digital segment, given the kind of value addition you are bringing to the client, if you can give us, not next year but more on a medium-term, is there a possibility of getting a better pricing YoY going forward?

Salil Parekh

Let me start and then Nilanjan might also add some color on it. We think the digital capabilities that we are providing and working with our clients are high-end and high-quality. We are working with our clients to ensure that becomes more visible and then over time demonstrate that value which can convert to something on the pricing. But as you pointed out, this is more a medium-term view for us as we start to demonstrate more impact from the digital areas.

Moderator

Thank you. Ladies and gentlemen, that was the last question for today. I now hand the conference over to the management for closing comments.

Salil Parekh

Thank you everyone for joining us. We are extremely delighted with the full-year performance in FY21: 5% growth, which we believe is industry-leading growth in this market with strong margin performance for the year and all our parameters including free cash flow, dividend, share buyback, all pointing to extreme care and concern for the business, for clients, employees and shareholders.

Looking ahead, we feel this is a strong year for us, 12% to 14% growth, really repositioned the business, focused on digital services, where Infosys is recognized for these services and a strong outlook on margin of 22% to 24% for the full year. We look forward to that being the foundation of yet another successful year for our clients, our employees, the company, and the shareholders.

Thank you everyone for joining and catch up at the next quarter.

Sandeep Mahindroo

Thanks, everyone, for joining us on this call. Look forward to connecting.

Moderator

Thank you very much members of the management. Ladies and gentlemen, on behalf of Infosys, that concludes this conference call. Thank you for joining us and you may now disconnect your lines.